Exhibit 21

Subsidiaries of Cal-Maine Foods, Inc

Name of Subsidiary	Place of Incorporation or Organization	Percentage of Outstanding Stock or Ownership Interest Held by Registrant

Cal-Maine Farms, Inc.	Delaware	100%

Southern Equipment Distributors, Inc.	Mississippi	100%

South Texas Applicators, Inc.	Delaware	100%

Cal-Maine Partnership, Ltd.	Texas	(1)

CMF of Kansas, LLC	Delaware	(2)

Hillandale, LLC.	Florida	64%

American Egg Products, Inc.	Georgia	(3)

Texas Egg Products, LLC	Texas	37%

Benton County Foods, LLC	Arkansas	90%

South Texas Protein, LLC	Texas	30.1%

Texas Egg, LLC	Texas	43%

Zephyr Egg, LLC	Florida	100%

(1)	Limited partnership in which Cal-Maine Foods, Inc. has a 1% General Partner interest and Cal-Maine Farms, Inc. has a 99% Limited Partner interest.

(2)	Limited liability company of which Cal-Maine Foods, Inc. and Cal-Maine Farms, Inc. are members and have 99% and 1% interests, respectively.

(3)	Cal-Maine Foods, Inc. 44% and Hillandale, LLC. 27%